November 7, 2019

Steven M. Fruchtman, M.D.
President
Onconova Therapeutics, Inc.
375 Pheasant Run
Newtown, PA 18940

       Re: Onconova Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed on October 29, 2019
           File No. 333-234360

Dear Dr. Fruchtman:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1, filed on October 29, 2019

Exhibit 3.1, Tenth Amended and Restated Certificate of Incorporation, page II-4

1. We note that your forum selection provision in the Certificate of Incorporation filed as
       Exhibit 3.1 to the registration statement identifies the Court of Chancery of the State of
       Delaware as the exclusive forum for certain litigation, including any "derivative action."
       Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 Steven M. Fruchtman, M.D.
Onconova Therapeutics, Inc.
November 7, 2019
Page 2
      provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257, with any questions.



                                                           Sincerely,
FirstName LastNameSteven M. Fruchtman, M.D.
                                                           Division of
Corporation Finance
Comapany NameOnconova Therapeutics, Inc.
                                                           Office of Life
Sciences
November 7, 2019 Page 2
cc:       Joanne Soslow
FirstName LastName